Exhibit 99.1

August 17, 2016

Via U.S. Mail and Email

Members of the Board of Directors
c/o Paul Sunu, CEO
FairPoint Communications, Inc.
521 E Morehead St
Charlotte, NC 28202

Gentlemen:

Investment funds affiliated with Maglan Capital LP (collectively, “Maglan”) are significant, long-term shareholders of FairPoint Communications, Inc. (“FairPoint” or the “Company”), with holdings together representing beneficial ownership of approximately 7.5 % of FairPoint’s outstanding common equity. Over the past few months, we have tried to engage in a constructive dialogue with the FairPoint Board of Directors (the “Board”) to discuss our views and concerns regarding the direction of the Company.  As we stated in our pervious letters to the Board dated June 6, 2016 and August 4, 2016, the Board has failed to act in ways that protect and enhance shareholder value and reward shareholders for the Company’s successes.  Unfortunately, it has become clear to us that the Board does not intend to address our serious concerns or suggestions in a timely or meaningful manner and that further change  is immediately required.

As we stated previously, FairPoint’s stock trades at a significant discount to its peers. In recent days, the Company’s share-price has collapsed, and the Board has remained entirely complacent, despite our recommendations and demands.  We find the lack of insider buying in the face of such a dramatic share-price decline extremely troubling and indicative of a complacent Board that is misaligned with the interests of shareholders.

Further to our previous demands that the Board immediately (i) establish a program to repurchase Company shares on the open market, (ii) appoint a new member to the Board to be selected by Maglan, and (iii) form a special committee to review and consider strategic alternatives, with Maglan's Board appointee as the chair, we hereby demand, that the following members of the Board immediately tender their resignation:

•	Dennis J Austin
•	Michael J Mahoney
•	David L Treadwell
•	Wayne L Wilson

* * * *

Since the Company’s exit from Chapter 11 bankruptcy in 2011, there has been NO turnover in the Board’s membership.1 In addition to long tenures, without the purchase of EVEN ONE SHARE of the Company’s stock during the past three years, these directors have not been additive to the Company’s strategy, are not critical to the Board in any way and have not been advocates for shareholder-rewarding activities. Furthermore, David Treadwell is the member of the Board of Directors for seven organizations, including, three public companies.

To the extent that the Board is not immediately responsive to our collective demands, we are prepared to take any and all action necessary to ensure the best interests of shareholders are represented in the boardroom, including by calling a special meeting of shareholders to remove and replace members of the Board.  We do not believe that shareholders should continue to suffer under this Board’s watch by waiting until the next annual meeting to hold directors accountable.  As we have consistently stated, change is needed now.   We believe there are other shareholders of FairPoint who would support our efforts to call a special meeting to realize value for shareholders.

The Company and the Board should turn its attention directly to shareholders and, specifically, to unlocking shareholder value.  We strongly urge you to reconsider your uncooperative and non-constructive approach and instead, immediately engage with us to implement meaningful steps to enhance shareholder value.  We remind you that the Board’s duties are to FairPoint shareholders.

Sincerely,

MAGLAN CAPITAL LP	MAGLAN CAPITAL LP
By: /s/ Steven Azarbad Name: Steven Azarbad Title: Chief Investment Officer	By: /s/ David D. Tawil Name: David D. Tawil Title: President

cc:	Edward D. Horowitz
Michael J. Mahoney
David L. Treadwell
Wayne L. Wilson
Peter C. Gingold
Dennis J. Austin
Michael K. Robinson
Peter D. Aquino

1 Other than the appointment of Peter C. Gingold upon Todd W. Arden’s resignation in June 2012, both of whom are affiliated with  Angelo, Gordon & Co.